SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 29, 2004

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If“Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated July 29, 2004 re: Partner Communications reports Ministry of Communications considering changes in regulations which if adopted will have a material adverse effect on the company.

Partner Communications Reports Ministry Of Communications Considering Changes In
Regulations Which If Adopted Will Have A Material Adverse Effect On The Company

Rosh Ha’ayin, Israel, July 29th, 2004 – Partner Communications Company Ltd. (NASDAQ and TASE: PTNR; LSE: PCCD), a leading Israeli mobile communications operator, today announced it received notifications from the Ministry of Communications stating it is considering regulatory changes which if adopted will have a material adverse effect upon the Company’s earnings and financial position.

The issues under consideration by the Ministry of Communications are the following:

1.	A reduction in the rate of interconnect effective on January 1st, 2005, from the present NIS 0.45 per minute to a maximum of NIS 0.27, and a further reduction on January 1st, 2006, to a maximum rate of NIS 0.151.
2.	A reduction in termination charges received by cellular operators from an International operator from the present NIS 0.25 to a maximum rate of NIS 0.151 effective January 1st, 2006.
3.	A reduction in the rate of termination of an SMS from the present rate of NIS 0.285 to a maximum rate of NIS 0.058 effective January 1st, 2005, and a further reduction on January 1st, 2006 to a maximum rate of NIS 0.011.
4.	The rates will be updated on a yearly basis starting on January 1st, 2007, according to the consumer price index. For call termination rates will incorporate a 1% reduction factor.
5.	Billing units will be changed from 12 seconds to one-second units.

The Ministry of Communications invited the Company to take part in a hearing process and to submit its position before August 29th, 2004, which the Company intends to do.

The Company rejects these proposals and will vigorously oppose their adoption. However, at this time the Company is unable to predict the outcome of the hearing process.

About Partner Communications

Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the preferred orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to more than 2.2 million subscribers in Israel. Partner subscribers can use roaming services in 308 destinations using 140 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information: http://www.investors.partner.co.il

Contact:
Dr. Dan Eldar
V.P. Carrier, Investor and International Relations
	Tel:	+972-54-7814151
	Fax:	+972-54 -7814161
E-mail: dan.eldar@orange.co.il

Notes: Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  We have based these forward-looking statements on our current expectations and projections about future events.

These forward-looking statements are subject to risks, uncertainties and assumptions about us.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target,” and similar expressions often identify forward-looking statements but are not the only way we identify these statements.  Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected.  Factors that could cause such differences include, but are not limited to:

· Uncertainties about the degree of growth in the number of consumers using wireless personal communications services and in the number of residents;

· The risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

· The impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

· The introduction or popularity of new products and services, including prepaid phone products, which could increase churn;

· The effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;

· The availability and cost of capital and the consequences of increased leverage;

· The risks and costs associated with the need to acquire additional spectrum for current and future services;

· The risks associated with technological requirements, technology substitution and changes and other technological developments;

· Fluctuations in exchange rates;

· The results of litigation filed or to be filed against us; and

· The possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

          As well as the risk factors specified under the heading “Risk Factors” in our 2003 annual report on form 20-F filed with the SEC on April 30th, 2004.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: July 29, 2004